Exhibit 99.2

INNEOVA HOLDINGS LIMITED

14 Ang Mo Kio Street 63

Singapore 569116

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO BE HELD ON SEPTEMBER 3, 2026

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of the members (the “Members”) of INNEOVA Holdings Limited, a Cayman Islands exempted company (the “Company”) to be held at 14 Ang Mo Kio Street 63, Singapore 569116, at 10 a.m. (Singapore Time) on September 3, 2026 for the purpose of considering and, if thought fit, passing (with or without amendments) the following resolutions:

Proposal 1.a.	Election of Director: to approve, as an ordinary resolution, that Neo Chin Aik be re-elected as a director of the Company;

Proposal 1.b.	Election of Director: to approve, as an ordinary resolution, that Koh Chin Chye be re-elected as a director of the Company;

Proposal 2.	Re-appointment of Auditor: to approve, as an ordinary resolution, the re-appointment of YCM CPA Inc. as independent auditor of the Company for the financial year ending December 31, 2026 be ratified;

Proposal 3.	Share Consolidation: to approve, as an ordinary resolution, that:-

(A)	the consolidation of each of the issued and unissued class A ordinary shares with a par value of US$0.0005 each (“Class A Ordinary Shares”), class B ordinary shares with a par value of US$0.0005 each (“Class B Ordinary Shares”), and preferred shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company at a ratio one (1) – for – five (5) (the “Share Consolidation”) be and is hereby approved such that (i) every 5 existing authorized unissued and issued shares with par value of US$0.0005 each be consolidated into 1 share with par value of US$0.0025 each, such that following the Share Consolidation, the authorized share capital of the Company of US$100,000 divided into (i) 150,000,000 Class A Ordinary Shares with a par value of US$0.0005 each, (ii) 25,000,000 Class B Ordinary Shares with a par value of US$0.0005 each, and (iii) 25,000,000 Preferred Shares with a par value of US$0.0005 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company will become the authorized share capital of US$100,000 divided into (i) 30,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, (ii) 5,000,000 Class B ordinary shares with a par value of US$0.0025 each and (iii) 5,000,000 Preferred Shares with a par value of US$0.0025 each of such class or classes (however designated) as the Board may determine in accordance with Article 13 of the Articles of Association of the Company; and

(B)

the Directors be and are hereby authorized to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation including, but without prejudice to the generality of the foregoing, in respect of any fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, (a) capitalizing all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued shares to be issued to members of the Company to round up any fractions of shares issued to or registered in the name of such members of the Company following or as a result of the Share Consolidation or (b) arranging for the sale of any Ordinary Shares representing fractions and the distribution of the net proceeds of sale (after deduction of the expenses of such sale) in due proportion amongst the members of the Company who would have been entitled to the fractions, and for this purpose the Directors may authorize some persons to transfer the Ordinary Shares representing fractions to the purchaser of such shares (who will not be bound to see to the application of the purchase money) or the Company.”

Proposal 4:	Authorization of Directors and Officers: Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

The foregoing items of business are more fully described in the proxy statement accompanying this notice. We are not aware of any other business to come before the Meeting. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the members vote “FOR” for all the items.

The Board reserves its right to determine not to proceed with, and abandon, the Share Consolidation contemplated above if it determines in its sole discretion that implementing the Share Consolidation is not in the best interests of the Company and its Members.

The Company filed its annual report on Form 20-F and annual report for the financial year ended December 31, 2025 with the U.S. Securities and Exchange Commission on May 15, 2026, as amended on August 11, 2026, which annual report may be accessed on the Company’s investor relations website at www.inneova.co/inneova-holdings-investor-relations/ and on the SEC’s website at www.sec.gov (for the annual report on Form 20-F).

The Board of Directors of the Company has fixed the close of business on August 18, 2026 (Singapore time) as the record date (the “Record Date”) for determining the members entitled to receive notice of and to vote at the Meeting or any adjourned or postponed meeting thereof. Accordingly, only Members at the close of business on the Record Date are entitled to attend and vote at the Meeting or at any adjournment or postponement that may take place.

All Members are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please vote either over the Internet or by completing the enclosed proxy card and signing, dating, and returning it promptly. Sending in your proxy will not prevent you from voting in person at the Meeting.

We have elected to furnish proxy materials to our Members on the Internet. We believe this approach will allow us to provide our Members with the appropriate information while lowering costs to the Company. Accordingly, we are sending a Notice Regarding the Availability of Proxy Materials (the “Internet Notice”) to our Members of record and beneficial owners. All Members will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

The notice of the Meeting, this proxy statement, and the proxy card will be sent to members on or about August 24, 2026.

It is important that your shares are represented at the Meeting. We urge you to review the attached proxy statement and, whether or not you plan to attend the Meeting in person, please vote your shares promptly by casting your vote via the internet or, if you prefer to mail your proxy or vote instructions, please complete, sign, date, and return your proxy or vote instruction form in the pre-addressed envelope provided, which requires no additional postage if mailed in the United States. You may revoke your vote by submitting a subsequent vote over the internet or by mail before the Meeting, or by voting in person at the Meeting.

If you plan to attend the Meeting in person, please notify us of your intentions. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the Meeting, please follow the instructions contained in the proxy materials that are being mailed to you and any other information forwarded to you by your broker, trust, bank, or other holder of record to obtain a valid proxy from it. This will enable you to gain admission to the Meeting and vote in person.

The Notice of the Annual General Meeting of Members, the Proxy Card and the Proxy Statement are also available through our website at www.inneova.co/inneova-holdings-investor-relations/.

By Order of the Board of Directors,

Neo Chin Heng

Executive Director and

Chief Executive Officer

August 18, 2026